Third Coast Bancshares, Inc.

20202 Highway 59 North, Suite 190

Humble, Texas 77338

Via EDGAR

November 4, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Third Coast Bancshares, Inc.

Registration Statement on Form S-1 (as amended)

File No. 333-260291

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Third Coast Bancshares, Inc., a Texas corporation (the “Company”), hereby respectfully requests, that the effective date of the above referenced Registration Statement on Form S-1 (File No. 333-260291) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m., Eastern Time, on November 8, 2021, or as soon as practicable thereafter. By separate letter, the underwriters of the sale of the securities being registered join in this request for acceleration.

The Company hereby authorizes Michael Keeley of Norton Rose Fulbright US LLP to orally modify or withdraw this request for acceleration. Please contact Mr. Keeley at (214) 855-3906 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Respectfully,
Third Coast Bancshares, Inc.
By:	/s/ Bart O. Caraway
Name: Bart O. Caraway
Title: Chairman, President and Chief Executive Officer

cc:	Michael G. Keeley, Norton Rose Fulbright US LLP